UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 or 15d-16

UNDER THE SECURITIES EXCHANGE ACT of 1934

For the Month of April 2017

001-37521

(Commission File Number)

INTEC PHARMA LTD.

(Translation of registrant’s name into English)

12 Hartom Street
Har Hotzvim, Jerusalem 9777512, Israel

(+972) (2) 586-4657

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover

Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(l): _________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(7): _________

EXPLANATORY NOTE

Attached hereto as Exhibit 99.1, and incorporated by way of reference, is a convenience translation into English of a notice published by the company on April 19, 2017, in two daily Israeli newspapers and entitled “Notice of Special General Meeting of Shareholders” (the “Notice”). The attached Notice was published pursuant to the requirements of the Israeli law, and the original version of the notice is in Hebrew. The foregoing document is attached for information purposes only and does not constitute a proxy solicitation on behalf of the company. The company's proxy solicitation materials for distribution in the United States will be furnished separately on or about April 27, 2017.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

INTEC PHARMA LTD.

	By:	/s/ Zeev Weiss
Name: Zeev Weiss
Title: Chief Executive Officer
Date: April 19, 2017

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EXHIBIT INDEX

Exhibit No.	Description

99.1	Convenience Translation from Hebrew of Notice of Special General Meeting of Shareholders, dated April 19, 2017.

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